Exhibit 99.4

BAOZUN INC.
(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

Form of Proxy for Annual General Meeting
to Be Held on May 7, 2021
(or any adjourned meeting or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Baozun Inc., a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at Building B, No. 1268 Wanrong Road, Shanghai, 200436, People’s Republic of China, on May 7, 2021 at 2:00 p.m., China Standard Time (or 2:00 a.m. on May 7, 2021, New York Time), and at any adjourned meeting or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on Tuesday, April 13, 2021 Hong Kong time, as the record date (the “Ordinary Shares Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matter requiring shareholders’ vote at the AGM, each Class A Ordinary Share, par value US$0.0001 per share (the “Class A Ordinary Share”), is entitled to one vote, and each Class B Ordinary Share, par value US$0.0001 per share (the “Class B Ordinary Share”) is entitled to ten votes. The quorum of the AGM is one or more shareholders holding shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) for holders of Ordinary Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the Forms of Proxy or ADS Voting Cards set forth above, or (ii) for holders of Ordinary Shares only, by voting in person at the AGM.

You may instruct your proxy to vote some or all of the Ordinary Shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your Ordinary Shares in the same way on any resolution. In this case, please specify in the voting boxes the number of Ordinary Shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If two or more persons are jointly registered as holders of an Ordinary Share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant Ordinary Shares. The senior holder should sign this Form of Proxy, but the names of all other joint holders should be stated on this Form of Proxy in the space provided.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible no later than 2:00 p.m., Hong Kong time, on May 5, 2021 to ensure your representation at the AGM.

BAOZUN INC.

(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

Form of Proxy for Annual General Meeting

to Be Held at Building B, No. 1268 Wanrong Road, Shanghai, 200436, People’s Republic of China, on May 7, 2021 at 2:00 p.m. (local time) (the “Annual General Meeting”)
(or any adjourned meeting or postponed meeting thereof)

I/We                                       of                                                                ,  being the registered holder of                         Class A ordinary shares1, par value US$0.0001 per share, and                         Class B ordinary shares1, par value US$0.0001 per share, of Baozun Inc. (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or                                          of                                                                 as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	RESOLUTIONS	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.	BY WAY OF A SPECIAL RESOLUTION, that the Fourth Amended and Restated Memorandum and Articles of Association currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association of the Company in the form attached as Annex A to the proxy statement, and reflecting the updates as detailed in the proxy statement.

2.	BY WAY OF AN ORDINARY RESOLUTION, that the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ended December 31, 2020 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firms be authorized, approved and ratified.

3	BY WAY OF AN ORDINARY RESOLUTION, that the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP and Deloitte Touche Tohmatsu as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements to be filed with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited, respectively, for the year ending December 31, 2021 and the authorization for the directors of the Company to determine the remuneration of the Company’s independent registered public accounting firms be authorized, approved and ratified.

4.	BY WAY OF AN ORDINARY RESOLUTION, that Ms. Jessica Xiuyun Liu be re-elected as a director of the Company.

5.	BY WAY OF AN ORDINARY RESOLUTION, that subject to the approval of resolutions 1 – 4 above, each director or officer of the Company be authorized to take any and every action that might be necessary, appropriate or desirable to effect resolutions 1 – 4 as such director or officer, in his or her absolute discretion, thinks fit.

Dated , 2021	Signature(s)[4]

1	Please insert the number of shares registered in your name(s) to which this Form of Proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided. If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. Any alteration made to this Form of Proxy must be initialed by the person(s) who sign(s) it.

3	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”. If you do not complete this section, your proxy will vote or abstain at his/her discretion.

4	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.